UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:
000-14508

ENSTAR INCOME PROGRAM II-1, L.P.
(Exact name of registrants as specified in their charter)

12405 Powerscourt Drive,
St. Louis, Missouri 63131
314-965-0555
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

Units of Limited Partnership Interest
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Enstar Communications Corporation, as successor to, and former general partner of, the dissolved partnership, Enstar Income Program II-1, L.P., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:   June 6, 2008

                                   By: ENSTAR COMMUNICATIONS CORPORATION,
                                      as successor to Registrant

                                   BY: /s/ Kevin D. Howard
                                   Name: Kevin D. Howard
                                   Title: Vice President, Controller and Chief Accounting Officer